Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES AMENDMENT AND EXTENSION OF ITS TERM FACILITY

Valcourt, Quebec, January 22, 2024 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announced today that it successfully amended and extended a substantial portion of its term loan facility, effectively extending U.S. $1,000 million of debt maturities from 2027 to 2031.

“Proactively addressing our debt maturities is an important strategy behind our commitment to preserve a strong balance sheet, and further increases our flexibility to operate and invest for the long-term growth of the Company,” said Sébastien Martel, Chief Financial Officer of BRP.

As part of this leverage-neutral amendment, the Company issued a new U.S. $1,000 million Term Loan B-3 from certain new and existing lenders, bearing interest at a rate of 275 basis points over Term SOFR with a Term SOFR floor of 0.0% and maturing in January 2031. The proceeds from this incremental Term Loan B-3 were used to repay a portion of the original Term Loan B-1 due May 2027. The amount outstanding under the Term Loan B-1 decreases from U.S. $1,466 million to U.S. $466 million, with all other terms unchanged including the applicable interest of 200 basis points over Term SOFR with a Term SOFR floor of 0.0%. The other Term Loan B-2 due 2029 remains unchanged and all loans outstanding under the Term Loan B facility remain exempt of financial covenants.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including statements relating to the expected impact of this term facility amendment on the Company’s ability to preserve a strong balance sheet and to increase its flexibility to operate and invest for its long-term growth and other statements that are not historical facts, constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential”

or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 22, 2023. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

.-30-

For media enquiries:	For investor relations:

Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com